UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT UNDER TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

FOR THE YEAR ENDED March 31, 2010

Commission file number 000-53309

RIVERDALE MINING INC.

(Exact name of registrant as specified in its charter)

NEVADA   **68-0672900**
(State or other jurisdiction of incorporation or organization)   *(IRS Employer Identification No.)*

20 Carl Crescent
Toronto, Ontario
Canada M1W 3R2
(Address of principal executive offices, including zip code.)

1-877-536-0333
(telephone number, including area code)

Securities pursuant to section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.00001 Par Value (and rights attached thereto)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act:
Yes [ ] No [X]

Indicate by check mark whether the registrant(1) has filed all reports required by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file
such reports), and (2) has been subject to such filing requirements for the past 90 day. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any,
every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this
chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such
files). **Yes [ ] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein,
and will not be contained, to the best of registrant's knowledge, in definitive proxy information statements incorporated by
reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 if the Exchange Act.

Large Accelerated filer	[ ]	**Accelerated filer**	[ ]
Non-accelerated filer	[ ]	**Smaller reporting company**	[X]
(Do not check if a smaller reporting company)			

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [X] No [ ]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of **March 31, 2010 $0.00.**

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: **7,000,000** as of **June 29, 2010**.

Number of the registrant's Common Stock outstanding as of **June 29, 2010: 7,000,000**.

DOCUMENTS INCORPORATED BY REFERENCE

See Exhibit Index.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

The information presented in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather are based on our current expectations, estimates and projections, and our beliefs and assumptions. We intend words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," "will" and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in the risk factors and elsewhere in this Annual Report on Form 10-K. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Annual Report on Form 10-K. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.   BUSINESS

General

We were incorporated in the State of Nevada on March 30, 2007. We are an exploration stage corporation. An exploration stage corporation is one engaged in the search of mineral deposits or reserves which are not in either the development or production stage. We intend to conduct exploration activities on one property. We maintain our statutory registered agent's office at The Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, Nevada 89511 and our business office is located at 20 Carl Crescent, Toronto, Ontario, Canada M1W 3R2. Our telephone number is (877) 536-0333. This is our mailing address as well.

There is no assurance that a commercially viable mineral deposit exists on the property and further exploration will be required before a final evaluation as to the economic feasibility is determined.

We have no plans to change the company's business activities or to combine with another business, and are not aware of any events or circumstances that might cause our plans to change.

We have no revenues, have achieved losses since inception, have no operations, have been issued a going concern opinion and rely upon the sale of our securities and loans from our officers and directors to fund operations.

Background

In June 2007, Vladimir Vaskevich, our president and a member of the board of directors acquired one mineral property containing two, one unit claims and one, one cell claim in British Columbia, Canada. At that time, Mr. Vladimir Vaskevich executed a declaration of trust acknowledging that he holds the property in trust for us and he will not deal with the property in any way, except to transfer the property to us. In the event that Mr. Vaskevich transfers title to a third party, the declaration of trust will be used as evidence that he breached his fiduciary duty to us. Mr. Vaskevich has not provided us with a signed or executed bill of sale in our favor. Mr. Vaskevich will issue a bill of sale to a subsidiary corporation to be formed by us should mineralized material be discovered on the property. Mineralized material is a mineralized body, which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. British Columbia allows a mineral explorer to claim a portion of available

Crown lands as its exclusive area for exploration by registering the claim area on the British Columbia Mineral Titles Online system. The Mineral Titles Online system is the Internet-based British Columbia system used to register, maintain and manage the claims. A cell is an area which appears electronically on the British Columbia Internet Minerals Titles Online Grid and was formerly called a claim. A claim is a grant from the Crown of the available land within the cells to the holder to remove and sell minerals.

The online grid is the geographical basis for the cell. Formerly, the claim was established by sticking stakes in the ground to define the area and then recording the staking information. The staking system is now antiquated in British Columbia and has been replaced with the online grid. The property was registered by Lloyd Brewer of Madman Mining, a non affiliated third party. Lloyd Brewer of Madman Mining is a self-employed contract staker and field worker residing in British Columbia.

Under British Columbia law, title to British Columbia mining claims can only be held by British Columbia residents. In the case of corporations, title must be held by a British Columbia corporation. In order to comply with the law we would have to incorporate a British Columbia wholly owned subsidiary corporation and obtain audited financial statements. We believe those costs would be a waste of our money at this time.

In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned British Columbia subsidiary corporation and Mr. Vaskevich will convey title to the property to the wholly owned subsidiary corporation. Should Mr. Vaskevich transfer title to another person and that deed is recorded before we record our documents, that other person will have superior title and we will have none. If that event occurs, we will have to cease or suspend operations. However, Mr. Vaskevich will be liable to us for monetary damages for breaching the terms of his oral agreement with us to transfer his title to a subsidiary corporation we create. To date we have not performed any work on the property. All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty Elizabeth II. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of the Company property, that is the province of British Columbia.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. Legislation now ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as the fee simple owner of Crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Company property is one such acquisition. Accordingly, fee simple title to the Company property resides with the Crown.

The property is comprised of mining leases issued pursuant to the British Columbia Mineral Act. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. The Crown does not have the right to reclaim provided a minimum fee of CDN$100 is paid timely. The Crown could reclaim the property in an eminent domain proceeding, but would have to compensate the lessee for the value of the claim if it exercised the right of eminent domain. It is highly unlikely that the Crown will exercise the power of eminent domain. In general, where eminent domain has been exercised it has been in connection with incorporating the property into a provincial park.

The property is unencumbered and there are no competitive conditions which affect the property. Further, there is no insurance covering the property and we believe that no insurance is necessary since the property is unimproved and contains no buildings or improvements.

There are no native land claims that affect title to the property. We have no plans to try to interest other companies in the property if mineralization is found. If mineralization is found, we will try to develop the property ourselves.

Claims

The following is a list of tenure numbers, claim, and expiration date of our claims:

Tenure No.	Document Description	Number of Units or Cells	Date of Expiration
403434	Rainy Day #1	1	August 4, 2010
403435	Rainy Day #2	1	August 4, 2010
533578	Rainy Day #3	1	August 4, 2010

In order to maintain these claims we must pay a fee of CND$100 per year per cell.

Location and Access

The South Rossland Gold Project is located approximately 440 miles by road from Vancouver, B.C. and south - southwest of Trail, B.C. The property is located within the Trail Creek Mining Division.

Good road access to the northern area of the claim is provided by a paved secondary road (the historic Dewdney Trunk Road) which passes approximately 100 yards north of the property's northern boundary. Secondary gravel roads bisect the southern part of the property and a number of rough bulldozer logging trails provide access throughout the south and central areas of the property. Portions of the southern area of the property have been logged within the past five or so years.

MAP 1



MAP 2



MAP 3



Physiography

The property is situated within the Columbia River Valley area of the Monashee Mountains in the south-central interior of British Columbia.

Elevations within the property range from 4,000 feet at the northern most point of the property to 3,400 feet along the east central claim boundary.

The vegetation is sparse within most areas of the property and consists mainly of moderately spaced second and third growth pine and fir trees. Portions of the area have been logged within the past five years and are partially overgrown with alder and fireweed. Emissions, containing acids and other toxic chemicals, originating from the Teck-Cominco Smelter complex during most of the 1900s have left much of the area devoid of underbrush vegetation. The climate features warm summers and snowy winters. Average yearly precipitation is 20 inches. A snow pack of 4-5 feet begins to accumulate in November and lingers in places into late April. The moderate climate in the project area allows for exploration approximately eight months during the year.

Water for all phases of exploration and development is readily available in numerous sources within and immediately adjoining the property.

History

The property shows signs of previous exploration activities. No known mineralized material exists on the property.

Geology and Mineralization

The Rossland area is underlain by sedimentary and volcanic rocks which have been intruded and metamorphosed by igneous rocks.

The oldest formation is the Mount Roberts Formation (Pennsylvanian) which are sediments consisting of slates, limestones, quartzites and greenstones mostly andesites and banded tuffs.

This in turn is overlain by the Rossland Formation (Lower Jurassic) which consists mainly of lava flows of andesitic to basaltic composition, augite porphyry, and bodies of tuff and argillite. The above rocks have all been intruded by a number of different intrusions in the following sequence:

Ultrabasic Intrusions	(Lower Cretaceous)	serpentinized peridotite
Rossland Monzonite	(Lower Cretaceous)	monzonite
Nelson Plutonic rocks	(Lower Cretaceous)	granite and other phases
Coryell Plutonic rocks	(Tertiary)	alkali granite and syenite
Sheppard Intrusions	(Tertiary)	alkali granite and syenite

Most of all these formations in turn have been subjected to faulting and the intrusion of numerous dykes of various compositions from monzonite to basalts. In general terms these dykes are steeply dipping and trend to the north.

Supplies

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. If we cannot find the products and equipment we need, we will have to suspend our exploration plans until we do find the products and equipment we need.

Description of Property

Other than our interest in the property, we own no plants or other property.

Work Completed:

Exploration crew spent September 13 and 14th, 2008 on-site prospecting and sampling the Project. Access to the site was good and both the Black Diamond and the Independent showings were located and sampled on the first day.

As the Black Diamond showing is not mentioned in historic government reports it was decided that the entire second field day be spent prospecting the rest of the property with the hope of locating additional undocumented mineralized showings.

Observations and Results:

Black Diamond showing: The crew observed a caved adit, 4 trenches and a shallow shaft in this area. These old workings were developed on a series of narrow (+/- 4.0 inch) parallel quartz veins/veinlettes that were traced (by the workings) for approximately 150 feet. A total of six rock samples were collected from the better mineralized vein material. The highest gold value received was 2.3g/t from a sample of the dump material at the mouth of the caved adit. All of the other five rock samples returned values of less than 0.52g/t Au. While pyrite, galena, chalcopyrite and sphalerite were observed in most of the rock samples, none of the base metal elements (Pb, Zn, and Cu) returned values close to levels of economic interest.

Independent showing: Three shallow pits/trenches were located in this area. These workings were also developed on a series of narrow quartz carbonate veinlettes/stockwork that carried trace amounts of arsenopyrite and pyrite. The highest gold value obtained from the four rock samples collected in this area was 885ppb (0.88g/t). The other three rock samples returned gold values of less than 150ppb.

General: Geological observation at the known showings and property wide prospecting confirmed the geological setting as previously reported. No additional "old workings" or mineralized zones were located during the course of the prospecting.

Conclusions and Recommendations: Based on the low gold values, narrow mineralized structures and short strike lengths of mineralization it is apparent that an insufficient volume of economically exploitable material ("ore") occurs within the Project. As this is the case, it is recommend that no further work be carried out on the South Rossland Project and that the claims either be abandoned or held under minimum care and maintenance.

Competitive Factors

The gold mining industry is fragmented, that is there are many, many gold prospectors and producers, small and large. We do not compete with anyone. That is because there is no competition for the exploration or removal of minerals from the property. We will either find mineralized materials on the property or not. If we do not, we will cease or suspend operations. We are one of the smallest exploration companies in existence. We are an infinitely small participant in the gold mining market. Readily available gold markets exist in Canada and around the world for the sale of gold. Therefore, we will be able to sell any gold that we are able to recover.

Regulations

Our property is registered on British Columbia Mineral Titles Online system. We are also subject to the British Columbia Mineral Exploration Code which tells us how and where we can explore for minerals.

This act sets forth rules for

*   locating claims
*   posting claims
*   working claims
*   reporting work performed

We can explore for minerals on the property and are in compliance with the Code rules and regulations. The Code rules and regulations will not adversely affect our operations.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in British Columbia. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1.   health and safety
2.   archaeological sites
3.   exploration access

We are responsible to provide a safe working environment, not disrupt archaeological sites, and conduct our activities to prevent unnecessary damage to the property.

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

We are in compliance with the Code and will continue to comply with the Code in the future. We believe that compliance with the Code will not adversely affect our business operations in the future.

Exploration stage companies have no need to discuss environmental matters, except as they relate to exploration activities. The only "cost and effect" of compliance with environmental regulations in British Columbia is returning the surface to its previous condition upon abandonment of the property. We cannot speculate on those costs in light of our ongoing plans for exploration. When we are ready to drill, we will notify the B.C. Inspector of Mines. He will require a bond to be put in place to assure that the property will be restored to its original condition. We have estimated the cost of restoring the property to be between $3,000 to $9,000, depending upon the number of holes drilled.

Employees and Employment Agreements

We intend to use the services of subcontractors for manual labor exploration work on our properties.

At present, we have no employees, other than our officer and directors. Our officer and directors are part-time employees and will devote about 10% of their time to our operations. Our officers and directors do not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to our officers and directors. Because our officers and directors are inexperienced with exploration, they hired qualified persons to perform the surveying of our property.

ITEM 1A.   RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   DESCRIPTION OF PROPERTY

Our business office is located at 20 Carl Crescent Ave., Toronto, Ontario, Canada M1W 3R2.

ITEM 3.   LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 4.   (REMOVED AND RESERVED)

PART II

ITEM 5.   MARKET FOR COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our shares are traded on the Bulletin Board operated by the Federal Industry Regulatory Authority under the symbol "RVDM." A summary of trading by quarter for the last two fiscal years is as follows:

Fiscal Year 2010	High Bid	Low Bid
Fourth Quarter: 01-01-10 to 03-31-10	$0.26	$0.00
Third Quarter: 10-01-09 to 12-31-09	$0.26	$0.00
Second Quarter: 07-01-09 to 9-30-09	$0.26	$0.00
First Quarter: 04-01-09 to 6-30-09	$0.26	$0.00

Fiscal Year 2009	High Bid	Low Bid
Fourth Quarter: 01-01-09 to 03-31-09	$0.26	$0.00
Third Quarter: 10-01-08 to 12-31-08	$0.26	$0.00
Second Quarter: 07-01-08 to 9-30-08	$0.26	$0.00
First Quarter: 04-01-08 to 6-30-08	$0.00	$0.00

Of the 7,000,000 shares of common stock outstanding as of March 31, 2010, 5,000,000 shares were owned by our officers and directors. These shares may only be resold in compliance with Rule 144 of the Securities Act of 1933.

Holders

At March 31, 2010, there were 43 holders of our common stock.

Status of our public offering

On August 13, 2007, the SEC declared our Form SB-2 registration statement effective (SEC File no. 333-145049) allowing us to sell 1,000,000 shares of common stock minimum, 2,000,000 shares of common stock maximum at an offering price of $0.10 per share. There was not underwriter involved in our public offering. On December 3, 2007 we completed our public offering by issuing 2,000,000 shares of our common stock and raising $200,000. All of the funds were used during the last year as follows:

General and Administrative Fees	$	13,123
Legal and Accounting Fees	$	14,500
Consulting Fees	$	28,530
Geology	$	-
Total	$	56,153

ITEM 6.   SELECTED FINANCIAL DATA

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

Dividends

We have not declared any cash dividends, nor do we intend to do so. We are not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render us insolvent. Dividend policy will be based on our cash resources and needs and it is anticipated that all available cash will be needed for our operations in the foreseeable future.

Section Rule 15(g) of the Securities Exchange Act of 1934

Our Company's shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the FINRA's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

The application of the penny stock rules may affect your ability to resell your shares.

Stock Option Grants

To date, we have not granted any stock options.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This section of this annual report on Form 10-K includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this annual report. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Plan of Operation

Estimates and Assumptions

In the preparation of our financial statements, no estimates have been used since there is insufficient historical information in which to base such estimates.

Trends Affecting Our Business

We do not recognize any trends which will affect our business. While it appears that we are in a world-wide recession, the demand for mineralized materials remains constant in good or bad economical cycles.

Plan of Operation for the Next Twelve Months

Management is evaluating the results of the geology report to determine what additional work should be done on the property, if any. Currently, that is the Company's only plan and it does not have plans to do any else.

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

1.   Revenue and Operating Expenses

We did not generate any revenue for the year ended March 31, 2010, which remained unchanged from the year ended March 31, 2009. The reason we have not generated any revenue is because we are still in the exploration stage.

Consulting fee decreased by $21,707 or 43% from $50,237 for the year ended March 31, 2009 to $28,530 for the year ended March 31, 2010. The reason for the decrease was the result of decreased consultants needed for our OTCBB listing.

Other administrative and miscellaneous decreased by $6,848 or 34% from $19,971 for the year ended March 31, 2009 to $13,123 for the year ended March 31, 2010. The decrease was primarily due a reduction telephone and office supply expenses.

2.   Assets and Liabilities

Cash and cash equivalents were $128 at March 31, 2010 as compared to $52,941 at March 31, 2009. The reason for the decrease was the result using capital to maintain operations and pay for exploration activities.

Work Completed:

Exploration crew spent September 13 and 14th, 2008 on-site prospecting and sampling the Project. Access to the site was good and both the Black Diamond and the Independent showings were located and sampled on the first day.

As the Black Diamond showing is not mentioned in historic government reports it was decided that the entire second field day be spent prospecting the rest of the property with the hope of locating additional undocumented mineralized showings.

Observations and Results:

Black Diamond showing: The crew observed a caved adit, 4 trenches and a shallow shaft in this area. These old workings were developed on a series of narrow (+/- 4.0 inch) parallel quartz veins/veinlettes that were traced (by the workings) for approximately 150 feet. A total of six rock samples were collected from the better mineralized vein material. The highest gold value received was 2.3g/t from a sample of the dump material at the mouth of the caved adit. All of the other five rock samples returned values of less than 0.52g/t Au. While pyrite, galena, chalcopyrite and sphalerite were observed in most of the rock samples, none of the base metal elements (Pb, Zn, and Cu) returned values close to levels of economic interest.

Independent showing: Three shallow pits/trenches were located in this area. These workings were also developed on a series of narrow quartz carbonate veinlettes/stockwork that carried trace amounts of arsenopyrite and pyrite. The highest gold value obtained from the four rock samples collected in this area was 885ppb (0.88g/t). The other three rock samples returned gold values of less than 150ppb.

General: Geological observation at the known showings and property wide prospecting confirmed the geological setting as previously reported. No additional "old workings" or mineralized zones were located during the course of the prospecting.

Conclusions and Recommendations: Based on the low gold values, narrow mineralized structures and short strike lengths of mineralization it is apparent that an insufficient volume of economically exploitable material ("ore") occurs within the Project. As this is the case, it is recommend that no further work be carried out on the South Rossland Project and that the claims either be abandoned or held under minimum care and maintenance.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us upon which to base an evaluation of our performance. We are an exploration stage corporation and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Future equity financing could result in additional dilution to existing shareholders.

Liquidity and Capital Resources

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and cannot raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We have the right to explore one property which consists of three claims comprising a total of 177.9 acres. The property is registered in our president's name.

Since inception, we have issued 7,000,000 shares of our common stock and received $200,050.

In March 2007, we issued 5,000,000 shares of common stock to our officers and directors pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The purchase price of the shares was $50. This was accounted for as an acquisition of shares.

In December 2007, we completed our public offering by raising $200,000 and issued 2,000,000 shares of common stock.

As of March 31, 2010, our total assets were $128 consisting entirely of cash and our total liabilities were $14,406.

Our financial statements have been prepared on a going concern basis, which implies we will continue to realize its assets and discharge its liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has no revenues, has accumulated losses of approximately $214,000 since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. These financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements.

Critical Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. We believe that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and the more significant areas involving management's judgments and estimates. These significant accounting policies relate to revenue recognition, valuation of long-lived assets and income taxes. These policies, and the related procedures, are described in detail below.

Revenue recognition

The Company's revenue consists of obtaining the ability to find mineralized material that is economically feasible to extract from our property.

Impairment of long lived assets

Long-lived assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that their carrying value has become impaired, in accordance with the guidance established in Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect on deferred income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Riverdale Mining Inc.
(A Development Stage Company)

March 31, 2010

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Riverdale Mining, Inc.
(An Exploration Stage Company)
Ontario, Canada

We have audited the accompanying balance sheets of Riverdale Mining, Inc. as of March 31, 2010 and 2009 and the related statements of expenses, cash flows and changes in stockholders' equity (deficit) for the years then ended, for the period from March 30, 2007 (inception) through March 31, 2010. These financial statements are the responsibility of Riverdale's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. Riverdale is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Riverdale's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Riverdale as of March 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended and the period from March 30, 2007 (inception) to March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Riverdale will continue as a going concern. As discussed in Note 2 to the financial statements, Riverdale has no revenues and has accumulated losses since inception which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MALONEBAILEY, LLP
MALONEBAILEY, LLP

www.Malonebailey.com
Houston, Texas

June 29, 2010

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
BALANCE SHEETS

	March 31, 2010	March 31, 2009
ASSETS		
CURRENT ASSETS		
Cash	$ 128	$ 52,941
Total Current Assets	128	52,941
TOTAL ASSETS	$ 128	$ 52,941
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 10,705	$ 10,000
Accounts payable – related party	3,701	1,066
TOTAL LIABILITIES	14,406	11,066
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' DEFICIT		
Preferred Stock, 100,000,000 shares authorized, $0.00001 par value		
No shares are issued and outstanding	-	-
Common stock, 100,000,000 shares authorized, $0.00001 par value;		
7,000,000 shares issued and outstanding	70	70
Additional paid-in capital	199,980	199,980
Deficit accumulated during exploration stage	(214,328)	(158,175)
TOTAL STOCKHOLDERS' DEFICIT	(14,278)	41,875
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 128	$ 52,941

See accompanying summary of accounting policies and notes to the financial statements.

F-2

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF EXPENSES

	Year Ended March 31, 2010	Year Ended March 31, 2009	For the Period from March 30, 2007 (Inception) through March 31, 2010
EXPENSES			
Consulting fees	28,530	50,237	90,982
Legal and accounting	14,500	15,300	64,082
Exploration	-	4,002	14,002
Other general and administrative	13,123	19,971	45,264
NET LOSS	$ (56,153)	$ (89,510)	$ (214,328)
NET LOSS PER COMMON SHARE-BASIC AND DILUTED	$ (0.01)	$ (0.01)	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-BASIC AND DILUTED	7,000,000	7,000,000	

See accompanying summary of accounting policies and notes to the financial statements.

F-3

23

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Deficit Accumulated during Exploration Stage	Total Stockholders' Equity
	Shares	Amount			
Balance, March 30, 2007 (Date of Inception)	- $	- $	- $	- $	-
Issuance of Common stock for cash at $0.00001 per share	5,000,000	50	-	-	50
Net loss	-	-	-	(18,000)	(18,000)
Balance, March 31, 2007	5,000,000	50	-	(18,000)	(17,950)
Issuance of common stock for cash at $0.10 per share	2,000,000	20	199,980	-	200,000
Net Loss	-	-	-	(50,665)	(50,665)
Balance, March 31, 2008	7,000,000	70	199,980	(68,665)	131,385
Net loss	-	-	-	(89,510)	(89,510)
Balance, March 31, 2009	7,000,000 $	70 $	199,980 $	(158,175) $	41,875
Net loss	-	-	-	(56,153)	(56,153)
Balance, March 31, 2010	7,000,000 $	70 $	199,980 $	(214,328) $	(14,278)

See accompanying summary of accounting policies and notes to the financial statements.

F-4

RIVERDALE MINING INC.
(AN EXPLORATION STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2010	Year Ended March 31, 2009	Accumulated from March 30, 2007 (Inception) through March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (56,153)	$ (89,510)	$ (214,328)
Adjustments to reconcile net loss to net cash used in operating activities:			
Increase (decrease) in accounts payable	705	-	10,705
Increase (decrease) in related party payable	-	(1,840)	-
Net cash used in operating activities	(55,448)	(91,350)	(203,623)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from sale of common stock	-	-	200,050
Net advances from (repayments to) related party	2,635	1,066	3,701
Net cash provided by financing activities	2,635	1,066	203,751
Net change in cash	(52,813)	(90,284)	128
Cash, beginning of period	$ 52,941	$ 143,225	$ -
Cash, end of period	$ 128	$ 52,941	$ 128
SUPPLEMENTAL DISCLOSURES			
Interest paid	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -

See accompanying summary of accounting policies and notes to the financial statements.

F-5

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Riverdale Mining Inc. (the "Company") was incorporated on March 30, 2007 in Nevada for the purpose of acquiring, exploring and developing mining properties. The Company maintains offices in Reno, Nevada and in Toronto, Canada. The Company is an Exploration Stage Company, as defined by ASC 7 "Accounting and Reporting for Development Stage Enterprises".

Use of Estimates.

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amounts of revenues and expenses during the reporting period. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of the Company's financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions and could have a material effect on the reported amounts of the Company's financial position and results of operations.

Acquisition, Exploration and Development Costs.

Mineral property acquisition, exploration and related costs are expensed as incurred unless proven and probable reserves exist and the property may commercially be mined. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and develop the property for production, may be capitalized. Interest costs, if any, allocable to the cost of developing mining properties and to constructing new facilities are capitalized until operations commence. Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are also capitalized. All such capitalized costs, and estimated future development costs, are then amortized using the units-of-production method over the estimated life of the ore body. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with ASC 360-10, "Accounting for Impairment or Disposal of Long-Lived Assets." The Company currently does not have any long-lived assets and therefore no adjustments are needed at March 31, 2010.

Basic and Diluted Net Income (Loss) Per Share.

The Company computes net income (loss) per share in accordance with ASC 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Basic and diluted EPS are the same in fiscal 2010 and 2009 due to no common stock equivalents.

Revenue recognition.

The Company recognizes revenue in accordance with the criteria outlined in Securities Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition". Revenues will be recognized once they are earned; specifically when: (a) services are provided or products are delivered to customers, (b) clear proof that an arrangement exists, (c) amounts are fixed or can be determined, and (d) the Company's ability to collect is reasonably assured.

Cash and Cash Equivalents.

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. Cash consists of cash on deposit with a high quality major financial institution and to date; the Company has not experienced any losses on its balances.

Financial Instruments.

The carrying values of the Company's financial instruments, which include cash and amounts due to vendors, approximate their fair values due to the immediate or short-term maturity of these financial instruments. The Company's operations are in Canada, which results in exposure to market risks from changes in foreign currency rates. The market risk is the risk to the Company's operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to its foreign currency risk.

Income Taxes.

The Company accounts for its income taxes in accordance with ASC 740, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.

Recent Accounting Pronouncements.

Riverdale Mining does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

NOTE 2 - GOING CONCERN

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has no revenues, has accumulated losses since inception. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.   The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. These financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company's activities are subject to laws and regulations governing environmental quality. The Company cannot predict what effect future regulations or legislation, enforcement policies, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations could have on its activities. Although no assurances can be made, the Company's management believes that absent the occurrence of an extraordinary event, compliance with existing laws, rules and regulations regulating the release of materials in the environment or otherwise relating to the protection of the environment will not have a material effect upon the Company's financial position.

NOTE 4 - RELATED PARTY BALANCES AND TRANSACTIONS

The Company occupies office space provided by the president of the Company at no cost. The value of the space is not considered materially significant for financial reporting purposes. The President advanced $18,000 as of March 31, 2007 to pay for the initial legal fees, accounting fees and other general administrative expenses. The advances on behalf of the Company are non-interest bearing. As of March 31, 2010, the Company had repaid advances made by the president. The secretary advanced $3,701 as of March 31, 2010 to pay for other general administrative expenses on behalf of the company, which were also repaid as of the date of this report.

NOTE 6 – PREFERRED AND COMMON STOCK

The Company is authorized to issue 100,000,000 shares of $0.00001 par value preferred stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting right are not cumulative and, therefore, the holders of more than 50% of the preferred stock could, if they choose to do so, elect all of the directors of the Company. There are no preferred shares issued.

The Company is authorized to issue 100,000,000 shares of $0.00001 par value common stock. All shares have equal voting rights, are non-assessable and have one vote per share. Voting right are not cumulative and, therefore, the holders of more than 50% of common stock could, if they choose to do so, elect all of the directors of the Company.

In March 2007, the Company issued 5,000,000 common shares to its president and secretary at $0.00001 per share for cash proceeds of $50.

During the year ended March 31, 2008, the Company sold 2,000,000 common shares for $200,000 cash.

NOTE 7 - INCOME TAXES

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. The Company has net operating losses of approximately $214,328 which begin expiring in 2028.   The potential benefit of Company's net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely-than-not it will utilize the net operating losses carried forward

		2010		2009
Statutory rate		34%		34%
Income taxes at statutory rate	$	19,093	$	30,433
		19,093		30,433
Increase in valuation allowance		(19,093)		(30,433)
Provision for income taxes	$	-	$	-
Deferred Tax Assets and Liabilities:				
Net operating loss carryforwards	$	72,871	$	47,659
Valuation allowance		(72,871)		(47,659)
Net deferred tax assets	$	-	$	-

F-9

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T).   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 ("Exchange Act"), the Company carried out an evaluation, with the participation of the Company's management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (the Company's principal financial and accounting officer), of the effectiveness of the Company's disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control system was designed to, in general, provide reasonable assurance to the Company's management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2010. The framework used by management in making that assessment was the criteria set forth in the document entitled " Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our management has determined that as of March 31, 2010, the Company's internal control over financial reporting was effective for the purposes for which it is intended.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

No change in our system of internal control over financial reporting occurred during the period covered by this report, fourth quarter of the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.


PART III


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Each of our directors serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office.

The name, address, age and position of our present officers and directors are set forth below:

Name and Address	Age	Position(s)
Vladimir Vaskevich 20 Carl Crescent Toronto, Ontario Canada M1W 3R2	32	President, principal executive officer, treasurer, principal financial officer and a member of the board of directors
Mikhail Ratchkovski 32 Bruce Street London, Ontario Canada N6C 1G4	45	Secretary and a member of the board of directors

The persons named above have held their offices/positions since inception of our company and are expected to hold their offices/positions until the next annual meeting of our stockholders.

Background of officers and directors

Vladimir Vaskevich has been our president, principal executive officer, treasurer, principal financial officer, principal accounting officer and a director since March 30, 2007. From January 2006 till January 2007, Mr. Vaskevich worked as a realtor for Prudential Sterling Realty, in Burnaby, British Columbia. From January 2001 to January 2006, Mr. Vaskevich served as president and operations director for Centre City Health Recovery Inc. in Mississauga, Ontario. From April 2001 to September 2004, Mr. Vaskevich was executive vice president for Metro Assessment, Functional Capacity and Psychological Examination Centre in Toronto, Ontario. From 1998 to January 2001, he served as wholesale sales manager at Valvo Auto Sales in Toronto, Ontario. Other than our board of directors, Mr. Vaskevich has not been a member of the board of directors of any corporations during the last five years.

Mikhail Ratchkovski has been our secretary and a director since March 30, 2007. Since January 2005, Mr. Ratchkovski has been employed by Pacific Quorum Properties located in Vancouver as property manager, where he was responsible for overseeing stratified residential accounts, preparation of yearly maintenance and capital project budgets, hiring of staff for strata buildings, and conducting monthly and annual general meetings for the Stratas. From January 1993 to January 2005, Mr. Ratchkovski was employed with the Resort Municipality of Whistler in a Bylaw Services where he was responsible for compliance with city codes, sign permits and issuance of business licenses. Other than our board of directors, Mr. Ratchkovski has not been a member of the board of directors of any corporations during the last five years.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Audit Committee

The Company's audit committee is composed of its directors and officer, Vladimir Vaskevich and Mikhail Ratchkovski.

Audit Committee Financial Expert

Our board of directors has determined that it does not have an audit committee member that qualifies as an "audit committee financial expert" as defined in Item 407(d) (5)(ii) of Regulation S-K. We believe that the audit committee members are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Code of Ethics

We adopted a Code of Ethics applicable to all of our directors, officers, employees and consultants, which is a "code of ethics" as defined by applicable rules of the SEC. Our Code of Ethics is attached as an exhibit to our annual report on Form 10-K filed on July 3, 2008. If we make any amendments to our Code of Ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our Code of Ethics to our chief executive officer, chief financial officer, or certain other finance executives, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies in a Current Report on Form 8-K filed with the SEC.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

ITEM 11.   EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by us for the last three fiscal years for the month ending February. The compensation addresses all compensation awarded to, earned by, or paid to our named executive officers for the fiscal year ended March 31, 2010. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary (US$) (c)	Bonus (US$) (d)	Stock Awards (US$) (e)	Option Awards (US$) (f)	Non-Equity Incentive Plan Compensation (US$) (g)	Nonqualified Deferred Compensation Earnings (US$) (h)	All Other Compensation (US$) (i)	Total (US$) (j)
Vladimir Vaskevich	2010	0	0	0	0	0	0	0	0
President	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0
Mikhail Ratchkovski	2010	0	0	0	0	0	0	0	0
Secretary	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0

We do not anticipate paying any salaries in 2010. We do not anticipate paying salaries until we have a defined ore body and begin extracting minerals from the ground.

Compensation of Directors

The members of our board of directors are not compensated for their services as directors. The board has not implemented a plan to award options to any directors. There are no contractual arrangements with any member of the board of directors. We have no director's service contracts.

Director's Compensation Table

Name (a)	Fees Earned or Paid in Cash (US$) (b)	Stock Awards (US$) (c)	Option Awards (US$) (d)	Non-Equity Incentive Plan Compensation (US$) (e)	Nonqualified Deferred Compensation Earnings (US$) (f)	All Other Compensation (US$) (g)	Total (US$) (h)
Vladimir Vaskevich	2010	0	0	0	0	0	0
Mikhail Ratchkovski	2010	0	0	0	0	0	0

Pension Benefits and Compensation Plans

We do not have any pension benefits or compensation plans.

Potential Payments Upon Termination or Change-in-Control

SEC regulations state that we must disclose information regarding agreements, plans or arrangements that provide for payments or benefits to our executive officers in connection with any termination of employment or change in control of the company. We currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer's responsibilities following a change-in-control.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

As of the date hereof, we have not entered into employment contracts with any of our officers and do not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the date of this report, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

Name of Beneficial Owner	Direct Amount of Beneficial Owner	Percent of Class
Vladimir Vaskevich 20 Carl Crescent Toronto, Ontario Canada M1W 3R2	2,500,000	35.71%
Mikhail Ratchkovski 32 Bruce Street London, Ontario Canada N6C 1G4	2,500,000	35.71%
All officers and directors as a group (2 Individuals)	**5,000,000**	**71.42%**

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

No director, executive officer, principal shareholder holding at least 5% of our common shares, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction, since the beginning of our company's fiscal year ended March 31, 2010.

Director Independence

Our common stock is quoted on the Over-the-Counter Bulletin Board, which does not have director independence requirements. Under NASDAQ rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Messrs. Vladimir Vaskevich is our chief executive officer, president, and a member of the board of directors as well as Mr. Mikhail Ratchkovski is a member of the board of directors. As a result, we do not have any independent directors.

As a result of our limited operating history and limited resources, our management believes that we will have difficulty in attracting independent directors. In addition, we would be likely be required to obtain directors and officers insurance coverage in order to attract and retain independent directors. Our management believes that the costs associated with maintaining such insurance is prohibitive at this time.

Board of Directors

Our board of directors facilitates its exercise of independent supervision over management by endorsing the guidelines for responsibilities of the board as set out by regulatory authorities on corporate governance in the United States. Our board's primary responsibilities are to supervise the management of our company, to establish an appropriate corporate governance system, and to set a tone of high professional and ethical standards.

The board is also responsible for:

- selecting and assessing members of the Board;
- choosing, assessing and compensating the Chief Executive Officer of our company, approving the compensation of all executive officers and ensuring that an orderly management succession plan exists;
- reviewing and approving our company's strategic plan, operating plan, capital budget and financial goals, and reviewing its performance against those plans;
- adopting a code of conduct and a disclosure policy for our company, and monitoring performance against those policies;
- ensuring the integrity of our company's internal control and management information systems;
- approving any major changes to our company's capital structure, including significant investments or financing arrangements; and
- reviewing and approving any other issues which, in the view of the Board or management, may require Board scrutiny.

Nomination of Directors

The board is responsible for identifying new director nominees. In identifying candidates for membership on the board, the board takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the board. As part of the process, the board, together with management, is responsible for conducting background searches, and is empowered to retain search firms to assist in the nominations process. Once candidates have gone through a screening process and met with a number of the existing directors, they are formally put forward as nominees for approval by the board.

Assessments

The board intends that individual director assessments be conducted by other directors, taking into account each director's contributions at board meetings, service on committees, experience base, and their general ability to contribute to one or more of our company's major needs. However, due to our stage of development and our need to deal with other urgent priorities, the board has not yet implemented such a process of assessment.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit fees

The aggregate fees billed for the two most recently completed fiscal periods ended March 31, 2010 and March 31, 2009 for professional services rendered by MaloneBailey, LLP, registered public accountants, for the audit of our annual financial statements, quarterly reviews of our interim financial statements and services normally provided by the independent accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended March 31, 2010	**Year Ended March 31, 2009**
Audit Fees	$12,500	$19,500
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$12,500	$19,500

In the above table, "audit fees" are fees billed by our company's external auditor for services provided in auditing our company's annual financial statements for the subject year along with reviews of interim quarterly financial statements and involvement with various in arrears filing earlier in 2009. "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of our company's financial statements. "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Effective May 6, 2003, the Securities and Exchange Commission adopted rules that require that before our auditor is engaged by us to render any auditing or permitted non-audit related service, the engagement be:

-approved by our audit committee; or

-entered into pursuant to pre-approval policies and procedures established by the audit committee, provided the policies and procedures are detailed as to the particular service, the audit committee is informed of each service, and such policies and procedures do not include delegation of the audit committee's responsibilities to management.

We do not have an audit committee. Our entire board of directors pre-approves all services provided by our independent auditors.

The pre-approval process has just been implemented in response to the new rules. Therefore, our board of directors does not have records of what percentage of the above fees were pre-approved. However, all of the above services and fees were reviewed and approved by the entire board of directors either before or after the respective services were rendered.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

		Incorporated by reference			
Exhibit No.	**Document Description**	**Form**	**Date**	**Number**	**Filed herewith**
3.1	Articles of Incorporation.	SB-2	8/02/07	3.1	
3.2	Bylaws.	SB-2	8/02/07	3.2	
4.1	Specimen Stock Certificate.	SB-2	8/02/07	4.1	
10.1	Trust Agreement	8-K	12/26/07	10.1	
14.1	Code of Ethics.	10-K	07/03/08	14.1	
31.1	Certification pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.				X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
99.1	Subscription Agreement	SB-2	08/02/07	99.1	
99.2	Audit Committee Charter.	10-K	07/03/08	99.2	
99.3	Disclosure Committee Charter.	10-K	07/03/08	99.3	

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form 10-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on this 29th day of June, 2010.

RIVERDALE MINING INC.

BY: <u>VLADIMIR VASKEVICH</u>
Vladimir Vaskevich, President, Principal Executive
Officer, Treasurer, Principal Financial Officer,
Principal Accounting Officer, and a member
of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the Registrant and in the capacities.

Signature	Title	Date
<u>VLADIMIR VASKEVICH</u> Vladimir Vaskevich	President, Principal Executive Officer, Treasurer, Principal Accounting Officer, Principal Financial Officer, and a Director	June 29, 2010
<u>MIKHAIL RATCHKOVSKI</u> Mikhail Ratchkovski	Secretary and a Director	June 29, 2010

EXHIBIT INDEX

		Incorporated by reference			
Exhibit No. Document Description		**Form**	**Date**	**Number**	**Filed herewith**
3.1	Articles of Incorporation.	SB-2	8/02/07	3.1	
3.2	Bylaws.	SB-2	8/02/07	3.2	
4.1	Specimen Stock Certificate.	SB-2	8/02/07	4.1	
10.1	Trust Agreement	8-K	12/26/07	10.1	
14.1	Code of Ethics.	10-K	07/03/08	14.1	
31.1	Certification pursuant to Rule 13a-15(e) and 15d-15(e), promulgated under the Securities and Exchange Act of 1934, as amended.				X
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
99.1	Subscription Agreement	SB-2	08/02/07	99.1	
99.2	Audit Committee Charter.	10-K	07/03/08	99.2	
99.3	Disclosure Committee Charter.	10-K	07/03/08	99.3	